Exhibit 9

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

CASUARINA CAYMAN HOLDINGS LTD.,                     )
a Cayman Islands, British West Indies corporation,  )
and EDGECLIFF HOLDINGS, LLC, a Kentucky             )
limited liability company,                          )
                                                    )
                    Plaintiffs,                     )
                                                    )
            v.                                      )  Civil Action No. ________
                                                    )
LODGIAN, INC., PETER R. TYSON,                      )
JOSEPH C. CALABRO, JOHN M. LANG,                    )
ROBERT S. COLE and RICHARD H. WEINER,               )
                                                    )
                    Defendants.                     )
                                                    )

                       VERIFIED COMPLAINT FOR DECLARATORY
                              AND INJUNCTIVE RELIEF

         Plaintiffs Casuarina Cayman Holdings Ltd. ("Casuarina") and Edgecliff Holdings, LLC ("Purchaser"), for their Verified Complaint, allege upon knowledge as to themselves and upon information and belief as to all other matters, as follows:

                                NATURE OF ACTION

         1. Plaintiffs Casuarina and Purchaser, collectively the largest shareholders of defendant Lodgian, Inc. ("Lodgian"), bring this action to invalidate the defendants' blatant actions to infringe upon shareholder democracy and prevent a majority of Lodgian's stockholders from nominating and electing three new board members at Lodgian's next annual meeting ("2000 Annual Meeting"). In direct response to plaintiffs' persistent efforts to purchase all of the issued and outstanding shares of Lodgian for a substantial premium or otherwise to encourage the Director Defendants to sell Lodgian to the highest bidder -- and to prevent

Lodgian stockholders from punishing management for presiding over the collapse of Lodgian's share price from over $7-1/8 per share to $3-7/16 in less than a year -- defendants Peter R. Tyson, Joseph C. Calabro, John M. Lang, Robert S. Cole and Richard H. Weiner (collectively, "Director Defendants") voted to reduce the size of Lodgian's classified Board and limit the number of directors who must stand for reelection at Lodgian's 2000 Annual Meeting. The Director Defendants' sole purpose in doing so was to interfere with Lodgian shareholders' ability to replace fifty percent of Lodgian's Board of Directors.

         2. By this action, plaintiffs seek judgment (a) declaring that each of the individual defendants has breached his fiduciary duty of loyalty to Lodgian stockholders by acting for the primary purpose of foreclosing effective shareholder action, (b) declaring that each of the individual defendants' actions as described herein is invalid, and (c) declaring that Lodgian stockholders have the right to nominate and elect three Class II directors at the 2000 Annual Meeting.

                                   THE PARTIES

         3. Plaintiff Casuarina is a corporation organized under the laws of the Cayman Islands, British West Indies. Casuarina is the beneficial owner of 493,700 shares of Lodgian common stock, representing approximately 1.77% of the outstanding shares.

         4. Plaintiff Purchaser is a Kentucky limited liability company, with its principal executive office in Fort Mitchell, Kentucky. Purchaser is the record owner of 2,598,100 shares of Lodgian common stock, representing approximately 9.32% of the outstanding shares.

         5. Defendant Lodgian is a Delaware corporation, engaged in hotel ownership and management, with its principal place of business in Atlanta, Georgia.

         6. Defendants Peter R. Tyson, Joseph C. Calabro, John M. Lang, Robert
S. Cole and Richard H. Weiner are directors of Lodgian. Mr. Cole is Chief Executive Officer and President of Lodgian. Joseph C. Calabro is Chairman of Lodgian's Board of Directors. Each of the Director Defendants owe fiduciary duties of loyalty and care to Lodgian's stockholders.

                               FACTUAL BACKGROUND

                                    The Offer

         7. On October 19, 1999, Casuarina and its affiliates disclosed that they had acquired more than 9% of Lodgian's issued and outstanding shares. Casuarina further disclosed that its principal, Mr. William J. Yung, an experienced and successful hotel builder, owner and manager, "may seek representation on the Board of Directors of the Issuer" which "may involve solicitation of proxies to obtain such representation."

         8. On November 9, 1999, Casuarina and its affiliates disclosed that they had retained a financial advisor, Greenhill & Co., LLC, to assist them in evaluating their strategic alternatives in respect of their investment in Lodgian.

         9. By letter dated November 16, 1999, Casuarina informed Lodgian that it was interested in purchasing all of the issued and outstanding shares of Lodgian for $6.50 per share, entirely in cash, representing a 48% premium to the prevailing market value. Casuarina requested customary due diligence information to verify its valuation of Lodgian. Casuarina reminded the Director Defendants that, in light of their fiduciary responsibilities under Delaware law, they could not "take any steps which would tend to entrench management or tilt the playing field in favor of management."

         10. Instead of embracing the immediate premium to Lodgian's shareholders, by letter dated November 19, 1999, Lodgian rejected Casuarina's overtures, stating that unspecified "terms and conditions" by which Casuarina "proposed to move forward regarding a purchase of the Company were not in the best interests of Lodgian's stockholders and that the price contemplated by Casuarina's offer materially understated the value of Lodgian's business and assets."

         11. By letter dated November 22, 1999, Casuarina responded that its "proposed valuation of $6.50 per share" represented an "approximately 50 percent premium over recent trading levels." Casuarina also stated that "providing us with the information we seek may enable us to increase our valuation above $6.50." Casuarina urged the defendants to "reconsider and provide . . . the information necessary" to make a "compelling offer to your shareholders."

         12. By letter dated January 3, 2000, defendant Calabro confirmed that Lodgian had retained Morgan Stanley Dean Witter as its financial advisor to "assist the Company in exploring alternatives to maximize shareholder value." Lodgian, however, demanded as a condition to granting plaintiffs access to customary due diligence materials, that Casuarina (1) sign a standstill agreement to prevent Casuarina from making any offer to Lodgian's stockholders (which Lodgian orally demanded last for one year) and (2) provide "satisfactory evidence" of Casuarina's "ability to finance" an acquisition of Lodgian. Lodgian stated that "[b]ecause you have been unwilling or unable to do either, our Board of Directors has determined that it is not in our shareholders' best interest to provide you with non-public information regarding the Company." Despite Lodgian's sagging share price, defendant Calabro assured that Lodgian "has an excellent long-term strategy that will provide our shareholders with the highest possible value for their investment."

         13. By letter dated January 5, 2000, Casuarina objected to Lodgian's proposed "new conditions" to the "receipt of the customary information [Lodgian] had previously agreed would be provided to us." Casuarina stated that it was "prepared to execute a customary mutual confidentiality agreement as a condition to our receipt of non-public information from Lodgian." Casuarina noted, however, that given its stated intent to acquire Lodgian, Lodgian's request that Casuarina agree to a standstill as a condition to providing non-public information was "neither customary nor appropriate." Notwithstanding this unusual request, Casuarina indicated that "in the interest of moving the process forward," it would "abide by a 30-day standstill." Casuarina provided Lodgian with a proposed Confidentiality and Standstill Agreement reflecting those terms.

         14. On January 12, 2000, the defendants shocked the market, unexpectedly announcing -- despite recent assurances that Lodgian had "an excellent long-term strategy that will provide our shareholders with the highest possible value for their investment" -- that Lodgian's 1999 earnings would be 24-28% below consensus analyst estimates and that 2000 earnings would be flat.

         15. By letter dated January 18, 2000, Casuarina informed Lodgian that, despite having been "exceedingly patient," it had been "met with an overwhelming lack of cooperation" in its attempts to obtain customary due diligence information. As a result of the surprise earnings announcement -- and without being afforded access to due diligence materials to verify Casuarina's valuation of Lodgian -- Casuarina stated that it was "no longer willing to offer Lodgian shareholders $6.50 per share in cash." Casuarina urged the defendants to "promptly reconsider" their "refusal to grant us access to the information we have requested."

         16. On March 6, 2000, Purchaser and its affiliates met with representatives of Lodgian and its financial advisor, and proposed to acquire Lodgian at $5.75 per share, subject to customary conditions, all in cash. In addition, to satisfy Lodgian's request that plaintiffs provide evidence of their ability to finance the acquisition of Lodgian, representatives of plaintiffs' financing sources attended the March 6, 2000 meeting and answered all questions regarding the financing. The Director Defendants nonetheless insisted that Purchaser and its affiliates execute a lengthy standstill agreement as a condition to receiving due diligence information. Purchaser responded that it would not sign a lengthy standstill agreement, because if Lodgian rejected Purchaser's offer, Purchaser fully intended to seek representation on Lodgian's Board of Directors by conducting a proxy solicitation.

                              The Board Reshuffling

         17. On March 9, 2000, with Lodgian's 2000 Annual Meeting now on the horizon (the 1999 Annual Meeting was held on June 25, 1999) and just three days after plaintiffs had demonstrated their ability to offer Lodgian's stockholders a substantial premium and indicated their intention to conduct a proxy solicitation and to replace three of Lodgian's directors, defendants reshuffled Lodgian's Board of Directors under the pretext of corporate housekeeping. But the actions were not ordinary housekeeping changes.

         18. Lodgian has a staggered Board of Directors consisting of three classes, with each class of directors serving for three-year terms. Three members of the Board of Directors were subject to reelection at the 2000 Annual Meeting. Specifically, Lodgian's Board was constituted as follows: Class I (term expiring in 2002) included defendant Tyson and one vacant seat; Class II (term expiring in 2000) included Michael Leven and defendants Calabro and Lang; and Class III (term expiring in 2001) included defendant Cole, defendant Weiner and one vacant seat. Thus, at the 2000 Annual Meeting, Lodgian stockholders expected to nominate and elect directors to replace all three Class II directors.

         19. The Director Defendants knew that if Lodgian's stockholders could vote for three directors at the 2000 Annual Meeting, the Director Defendants would likely lose control of Lodgian due to management's poor performance and the substantial premium plaintiffs were willing to offer Lodgian's shareholders.

         20. To entrench themselves at the expense of denying Lodgian's shareholders the right to vote the defendants out of office, the Director Defendants approved a series of changes to the structure of Lodgian's Board of Directors. First, defendant Calabro resigned as a Class II director with a term expiring in 2000 and was immediately appointed to fill a vacancy in Class I, with a term expiring in 2002. Second, the Board of Directors shrank the Board's size from eight to six members, with the result that each class now consisted of only two directors. Realizing that Lodgian's bylaws provided -- inconsistent with Lodgian's Certificate of Incorporation -- that a director "elected to fill a vacancy shall hold office only until the next election of directors by the stockholders," the Director Defendants deleted this bylaw and provided, instead, that "[a]ny director elected by the Board to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected." The purpose and effect of these changes was to insulate defendant Calabro from standing for re-election, a campaign Calabro -- the very individual who had presided as Chairman of Lodgian's Board over the mismanagement of Lodgian and the collapse of Lodgian's share price -- was likely to lose. As a result, Lodgian shareholders now only may nominate and vote for two out of a total of six directors at the 2000 Annual Meeting, whereas previously they were entitled to vote for three out of six directors.

         21. Rather than forthrightly disclose their true entrenchment motives, defendants falsely cited a host of pretexts for the foregoing actions. Defendants stated in their public filings with the Securities and Exchange Commission that the foregoing changes were necessary to comply with Lodgian's Certificate of Incorporation and the rules of the New York Stock Exchange. Notwithstanding that defendants had lived with the prior arrangements while it was convenient to do so in flagrant disregard of the very standards they now sanctimoniously invoke -- arrangements that Lodgian stockholders have relied upon and fully expected would be in place at the 2000 Annual Meeting -- the Director Defendants made these changes in direct response to plaintiffs' open challenge to their control of Lodgian when theses arrangements were no longer convenient to them.

         22. In a press release dated March 16, 2000, Lodgian once again astonished the financial markets by disclosing that it would take an unusual $75 million earnings charge -- an item completely omitted from Lodgian's earnings forecasts just weeks earlier -- and would experience an even wider operating loss for 1999. Defendant Cole candidly acknowledged that "1999 was, to say the least, an extremely difficult year for shareholders." Recognizing the "high level of shareholder impatience and frustration with the performance of the Company's share price," Lodgian repeated that it had retained Morgan Stanley Dean Witter "to assist the Company in its evaluation of strategic alternatives to enhance shareholder value," and admitted that it is actively considering "a possible sale of the Company" about which "discussions are taking place." Thus, defendants made clear that Lodgian is up for sale at precisely the time they adopted the foregoing defensive measures.

         23. Lodgian, apparently preparing the financial markets for yet another surprise earnings announcement, disclosed on March 30, 2000, that it was delaying the filing of its 1999 Form 10-K. Kenneth Posner, Executive Vice-President and Chief Financial Officer of Lodgian, stated that "[a]s a consequence of certain accounting issues requiring further review and evaluation by management, including items related to accounting for the Servico/Impac merger, accounting for the impairment of long-lived assets and accounting for intangible assets," Lodgian's audit of its 1999 financial statements would be delayed. Thus, with Lodgian's management unable to turn Lodgian's business around and unable even to file their Annual Report in a timely manner, the only "corporate house-keeping" the defendants deemed necessary or appropriate was a reshuffling of the Board of Directors to deny Lodgian stockholders the ability to replace fifty percent of Lodgian's Board at the 2000 Annual Meeting, where the Director Defendants were sure to be held accountable for their failed management of a floundering company.

                               Irreparable Injury

         24. Plaintiffs intend to nominate three individuals for election at the 2000 Annual Meeting to serve as Class II directors. The unlawful actions of Lodgian and the Director Defendants are unreasonable defensive measures that have the effect of impairing Lodgian stockholders' ability to nominate and vote for this slate, which would constitute fifty-percent of the Board at the 2000 Annual Meeting. Lodgian's stockholders will be irreparably harmed unless defendants' actions are reversed. The injury to plaintiffs is real and palpable and will not be compensable in money damages. Plaintiffs have no adequate remedy at law.

                              FIRST CAUSE OF ACTION
                           (Breach of Fiduciary Duty)

         25. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 24 as fully set forth herein.

         26. The Director Defendants owe Lodgian's stockholders the highest duties of care, loyalty and good faith. This duty includes but is not limited to the obligation to refrain from taking any action for the sole or primary purpose of impeding the effectiveness of shareholder action absent compelling justification. This duty also includes the obligation to refrain from acting for the sole or primary purpose of entrenchment and to refrain from taking any defensive action that is not reasonable or proportionate to a cognizable threat to a legitimate corporate interest. The prospect that stockholders might vote differently than the Board of Directors in an election for directors does not constitute a legitimate threat to a corporate interest justifying defensive action.

         27. By reducing the size of Lodgian's Board and eliminating the right of Lodgian shareholders to replace fifty percent of the Lodgian Board of Directors at the 2000 Annual Meeting in direct response to plaintiffs' offer to acquire Lodgian and on the eve of a contested election, the Director Defendants have breached their fiduciary duties of loyalty.

         28. Plaintiffs have no adequate remedy at law.

         WHEREFORE, plaintiffs respectfully request judgment against defendants as follows:

         (a) declaring that the Director Defendants have breached their fiduciary duty of loyalty to Lodgian stockholders by reducing the size of Lodgian's Board of Directors from eight to six members for the sole purpose of denying shareholders the right to vote for three out of six directors on Lodgian's Board of Directors;

         (b) enjoining the Director Defendants and Lodgian, its officers, agents, servants, employees, and those acting in concert or participation with them, from implementing, applying or enforcing the reduction in the size of Lodgian's Board of Directors from eight to six members;

         (c) declaring that the stockholders of Lodgian have the right to nominate and elect three Class II directors to Lodgian's Board of Directors at the 2000 Annual Meeting;

         (d) awarding plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

         (e) granting plaintiffs such other and further relief as this Court may deem just and proper.

                                        MORRIS, NICHOLS, ARSHT & TUNNELL


                                        /s/ Alan J. Stone
                                        ---------------------------------------
                                        Alan J. Stone
                                        Jessica Zeldin
                                        1201 N. Market Street
                                        P.O. Box 1347
                                        Wilmington, Delaware  19899-1347
                                        (302) 658-9200
                                        Attorneys for Plaintiffs Casuarina
                                        Cayman Holdings Ltd. and Edgecliff
                                        Holdings, LLC

OF COUNSEL:

Martin Flumenbaum
Michael C. Keats
PAUL, WEISS, RIFKIND, WHARTON
 & GARRISON
1285 Avenue of the Americas
New York, New York 10019
(212) 373-3000

Dated:  April 7, 2000

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

CASUARINA CAYMAN HOLDINGS LTD.,                     )
a Cayman Islands, British West Indies corporation,  )
and EDGECLIFF HOLDINGS, LLC, a Kentucky             )
limited liability company,                          )
                                                    )
                    Plaintiffs,                     )
                                                    )
            v.                                      )  Civil Action No. ________
                                                    )
LODGIAN, INC., PETER R. TYSON,                      )  VERIFICATION
JOSEPH C. CALABRO, JOHN M. LANG,                    )
ROBERT S. COLE and RICHARD H. WEINER,               )
                                                    )
                    Defendants.                     )
                                                    )

STATE OF DELAWARE      )
                       :  ss.:
COUNTY OF NEW CASTLE   )

         WILLIAM J. YUNG, being duly sworn, deposes and says:

         I am President and General Manager of plaintiffs Casuarina Cayman Holdings, Ltd. and Edgecliff Holdings, LLC, and I know the allegations of the foregoing Verified Complaint to be true of my own knowledge, except as to matters alleged upon information and belief. As to those matters, I believe them to be true.

Dated: April 6, 2000

                                            /s/ William J. Yung
                                            -------------------
                                            William J. Yung

SWORN to and SUBSCRIBED before me
this 6th day of April 2000.

      /s/ Joanne M. Stern
--------------------------------
         Notary Public